Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2014

	Three Months Ended December 31
	2014	2013
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$156,254	$136,473
Add:
Portion of rents representative of the interest factor	3,144	3,137
Interest on debt & amortization of debt expense	29,764	32,115
Income as adjusted	$189,162	$171,725
Fixed charges:
Interest on debt & amortization of debt expense(1)	$29,764	$32,115
Capitalized interest(2)	602	474
Rents	9,433	9,412
Portion of rents representative of the interest factor(3)	3,144	3,137
Fixed charges(1)+(2)+(3)	$33,510	$35,726
Ratio of earnings to fixed charges	5.64	4.81